UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2010

Commission File Number: 000-53826

GSME ACQUISITION PARTNERS I
(Translation of registrant’s name into English)

762 West Beijing Road, Shanghai, China 200041
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.
GSME ACQUISITION PARTNERS I (“GSME”) INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SHAREHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING GSME SECURITIES, REGARDING ITS PROPOSED BUSINESS COMBINATION WITH PLASTEC INTERNATIONAL HOLDINGS LIMITED (“PLASTEC”), AS DESCRIBED IN THE REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K FILED BY GSME WITH THE SEC ON AUGUST 10, 2010 (“ORIGINAL FORM 6-K”).  THE ORIGINAL FORM 6-K, INCLUDING SOME OR ALL OF THE EXHIBITS THERETO, AS WELL AS THE EXHIBITS FILED WITH THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K (COLLECTIVELY, THE “FORM 6-K”), WILL BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

COHEN & COMPANY SECURITIES, LLC (“COHEN”), THE REPRESENTATIVE OF THE UNDERWRITERS OF GSME’S INITIAL PUBLIC OFFERING (“IPO”) CONSUMMATED IN NOVEMBER 2009, HAS BEEN ENGAGED TO ASSIST GSME IN THESE EFFORTS PURSUANT TO WHICH IT WILL BE PAID A SUCCESS FEE OF $500,000, PLUS EXPENSES, UPON CONSUMMATION OF THE BUSINESS COMBINATION WITH PLASTEC.  ADDITIONALLY, COHEN AND THE OTHER UNDERWRITERS IN GSME’S IPO DEFERRED AN AGGREGATE OF $1,440,000 COMMISSIONS OWED TO THEM IN CONNECTION WITH THE IPO UNTIL THE CLOSING OF GSME’S BUSINESS COMBINATION.  IF THE BUSINESS COMBINATION WITH PLASTEC IS NOT CONSUMMATED AND GSME DOES NOT CONSUMMATE ANOTHER BUSINESS COMBINATION BY MAY 25, 2011, SUCH DEFERRED UNDERWRITING COMMISSIONS WILL BE FORFEITED BY THE UNDERWRITERS AND WILL BE INCLUDED AMONG THE FUNDS THAT WILL BE AVAILABLE TO THE GSME SHAREHOLDERS UPON LIQUIDATION.  GSME, ITS DIRECTORS AND EXECUTIVE OFFICERS AND COHEN MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF GSME SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION.

SHAREHOLDERS OF GSME AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, GSME’S DEFINITIVE PROXY STATEMENT IN CONNECTION WITH ITS SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING BECAUSE THE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ GSME’S FINAL PROSPECTUS, DATED NOVEMBER 19, 2009, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE GSME OFFICERS AND DIRECTORS AND THEIR, AND COHEN’S, RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THE BUSINESS COMBINATION. THE PROXY STATEMENT WILL BE MAILED TO GSME SHAREHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE BUSINESS COMBINATION. SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE PROXY STATEMENT, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: GSME ACQUISITION PARTNERS I, 762 WEST BEIJING ROAD, SHANGHAI, CHINA 200041. THE PROXY STATEMENT WILL ALSO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER COVER OF A REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K AND, ONCE FILED, CAN BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE (http://www.sec.gov).

Amended and Restated Merger Agreement

As previously announced, on August 6, 2010, GSME Acquisition Partners I (“GSME”) entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with GSME Acquisition Partners I Sub Limited (“GSME Sub”), Plastec International Holdings Limited (“Plastec”), and each of Sun Yip Industrial Company Limited (BVI) (“Sun Yip”), Tiger Power Industries Limited (BVI) (“Tiger”), Expert Rank Limited (BVI) (“Expert”), Fine Colour Limited (BVI) (“Fine Colour” and together with Sun Yip, Tiger and Expert, collectively the “Insiders”), Cathay Plastic Limited (BVI) (“Cathay”), Greatest Sino Holdings Limited (BVI) (“Greatest”), Colourful Asia International Limited (BVI) (“Colourful”) and Top Universe Management Limited (BVI) (“Top” and together with Greatest and Colourful, collectively the “Investors”).  The Insiders, Cathay and the Investors are the sole shareholders of Plastec (together, the “Plastec Shareholders”).  Upon the consummation of the transactions contemplated by the Merger Agreement, GSME Sub will be merged with and into Plastec, with Plastec surviving as a wholly-owned subsidiary of GSME (the “Merger”).

In connection with the Merger, Plastec has completed the audit of its financial statements for the fiscal year ended April 30, 2010.  Following completion of the audit, the parties entered into an Amended and Restated Agreement and Plan of Reorganization (the “Amended and Restated Merger Agreement”) to, among other matters, reflect the completion of the audit and to revise the terms of the merger consideration to be paid to the Plastec Shareholders.

Pursuant to the Amended and Restated Merger Agreement, upon consummation of the Merger, the Plastec Shareholders will now be entitled to receive up to an aggregate of 16,778,571 GSME ordinary shares (“GSME Shares”), of which 7,054,583 shares shall be issued to the Plastec Shareholders on the closing of the Merger and the remaining 9,723,988 shares (the “Earnout Shares”) will be issued to the Plastec Shareholders as follows:

•
up to an aggregate of 2,944,767 Earnout Shares will be issued if Plastec’s 2011 Net Income (as defined in the Amended and Restated Merger Agreement) equals or exceeds HKD$130,700,000, which is the equivalent of approximately US$16,756,410 based on the exchange rate of 7.8:1 on the date the Amended and Restated Merger Agreement was executed (the “Exchange Rate”);

•
up to an aggregate of 3,389,610 Earnout Shares will be issued if Plastec’s 2012 Net Income equals or exceeds HKD$176,000,000, which is the equivalent of approximately US$22,564,103 based on the Exchange Rate; and

•
up to an aggregate of 3,389,611 Earnout Shares will be issued if Plastec’s 2013 Net Income equals or exceeds HKD$250,000,000, which is the equivalent of approximately US$32,051,282 based on the Exchange Rate.

If Plastec’s Net Income for fiscal year 2011 or 2012 is 80% or more of the Net Income target for 2011 or 2012, respectively, or if its Net Income for fiscal year 2013 is 70% or more of the Net Income target for 2013, the Plastec Shareholders will be entitled to be issued a portion of the applicable Earnout Shares based on a pro-rating mechanism set forth in the Amended and Restated Merger Agreement, with the balance of any unearned Earnout Shares being deferred to a subsequent year to be earned in the event the subsequent applicable Net Income targets are met (including by way of the pro-rating mechanism, if Plastec comes within specified percentages of the applicable Net Income targets set forth above).  Additionally, Earnout Shares allocated to a later year will be issued in an earlier year if the Net Income target for the later year is achieved in the earlier year (again, including by way of the pro-rating mechanism set forth above), and Earnout Shares allocated to an earlier year but not issued in such earlier year may be issued in a later year if the later year’s Net Income target is achieved (again, including by way of the pro-rating mechanism set forth above).

Sale Restrictions

Pursuant to the Amended and Restated Merger Agreement, the Plastec Shareholders have now agreed that, until April 30, 2013, Sun Yip and Tiger must hold a minimum of the lesser of (i) 20% of the outstanding GSME Shares at the Closing (after taking into account conversions and purchases of GSME Shares as described above), which amount will not exceed 4,315,714 shares or (ii) the number of GSME Shares actually delivered to Sun Yip and Tiger under the Merger Agreement (including any Earnout Shares).

Future Dividends

GSME and Plastec have indicated that following consummation of the Merger, GSME intends to declare regular annual cash dividends equal to 30% of Plastec’s yearly Net Income.  However, the actual payment of such future dividends will be entirely within the sole discretion of GSME’s board of directors at such times and will be dependent upon the combined company’s revenues and earnings, capital requirements and general financial condition.

Investor Presentation

Attached as Exhibit 99.1 to this Form 6-K is a revised form of investor presentation that GSME expects to use in connection with presentations to certain of its securityholders, as well as other persons interested in purchasing securities of GSME, in connection with the Merger with Plastec.

The information in this Form 6-K, including the exhibit attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Form 6-K shall not be incorporated by reference into any registration statement pursuant to the Securities Act of 1933.

Preliminary First Quarter Financial Results

Attached as Exhibit 99.2 to this Form 6-K is a press release discussing preliminary fiscal year 2011 first quarter financial results for Plastec, among other things.

Exhibits

Exhibit	Description

2.1
Amended and Restated Agreement and Plan of Reorganization, dated September 13, 2010, by and among GSME Acquisition Partners I, GSME Acquisition Partners I Sub, Plastec International Holdings Limited, and each of Sun Yip Industrial Company Limited (BVI), Tiger Power Industries Limited (BVI), Expert Rank Limited (BVI), Fine Colour Limited (BVI), Cathay Plastic Limited (BVI), Greatest Sino Holdings Limited (BVI), Colourful Asia International Limited (BVI) and Top Universe Management Limited (BVI).*

99.1	Investor Presentation.

99.2	Press Release, dated September 14, 2010.

* Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). GSME agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:                      September 14, 2010

GSME ACQUISITION PARTNERS I

By:  /s/ Jing Dong Gao
Name: Jing Dong Gao
Title: Chairman

By:  /s/ Eli D. Scher
Name: Eli D. Scher
Title: Chief Executive Officer